-------------------------                   U.S. SECURITIES AND EXCHANGE COMMISSION                   ------------------------------
         FORM 4                                      WASHINGTON, D.C. 20549                                     OMB Approval
-------------------------                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                ------------------------------
[ ] Check this box if no                                                                               OMB Number:        3235-0287
    longer subject to        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Expires:   December 31, 2001
    Section 16. Form 4         Section 17(a) of the Public Utility Holding Company Act of 1935 or      Estimated average burden
    or Form 5 obligations              Section 30(f) of the Investment Company Act of 1940             hours per response.......0.5
    may continue. See                                                                                 ------------------------------
    Instruction 1(b).

    (Print or Type Responses)
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1.  Name and Address of Reporting Person*   2. Issuer Name and Tickler     4. Statement for  6. Relationship of Reporting Person(s)
                                               or Trading Symbol              Month/Year        to Issuer
                                                                                                      (Check all applicable)
    Hull, James Mitchell                       ValueStar Corporation (VLST)   December, 2000 [x] Director        [x] 10% Owner
    ------------------------------------                                                     [ ] Officer (give   [ ] Other
    (Last)        (First)      (Middle)                                                          title below)        (specify below)


    152 W. 57th Street, 11th floor                                                           ---------------------------------------
    ------------------------------------   -----------------------------------------------------------------------------------------
                  (Street)                  3. IRS or Social Security      5. If Amendment,  7. Individual or Joint/Group Filing
                                               Number of Reporting            Date of               (Check Applicable Line)
                                               Person                         Original       [X] Form filed by One Reporting Person
    New York, NY  10019                        (Voluntary)                    (Month/Year)   [ ] Form filed by More than One
    ------------------------------------                                                         Reporting Person
    (City)        (State)        (Zip)

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
                       TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of    6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Inst.       or Disposed of (D)          Securities      Form:           Indirect
                             Date        8)                (Inst. 3, 4 and 5)          Beneficially    Direct (D)      Beneficial
                             (Month/                                                   Owned at End    or Indirect     Ownership
                             Day/                                                      of Month        (I)             (Inst. 4)
                             Year)                                                     (Inst. 3       (Inst. 4)
                                                                                       and 4)
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                                         Code     V     Amount  (A) or (D)  Price
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                                                                                                                   By (i) J.M. Hull
                                                                                                                   Associates, L.P.,
                                                                                                                   (ii) Duck
                                                                                                                   Partners, L.P.
                                                                                                                   (iii) Hull
                                                                                                                   Overseas Ltd.,
                                                                                                                   (iv) Hull Capital
                                                                                                                   Corp. Profit
                                                                                                                   Sharing Plan and,
                                                                                                                   Trust (v) Hull
                                                                                                                   Capital Corp.,
                                                                                                                   and (vi) certain
                                                                                                                   accounts managed
                                                                                                                   by Hull Capital
Common Stock                                                                          1,884,774        I           Corp.
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                                                                                                                   By (i) J.M. Hull
                                                                                                                   Associates, L.P.,
                                                                                                                   (ii) Duck
                                                                                                                   Partners, L.P.
                                                                                                                   (iii) Hull
                                                                                                                   Overseas Ltd.,
                                                                                                                   (iv) Hull Capital
                                                                                                                   Corp. Profit
                                                                                                                   Sharing Plan and,
                                                                                                                   Trust (v) Hull
                                                                                                                   Capital Corp.
                                                                                                                   and (vi) certain
                                                                                                                   accounts managed
                                                                                                                   by Hull Capital
Common Stock                12/00                       878,500  A           .9057    2,712,274        I           Corp.

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                                                                                                                         Page 1 of 2
                                                                                                                     SEC 1475 (3-99)

FORM 4 (continued)

         TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    Deri-       Form        Beneficial
   vative    Price of               (Inst.    Acquired (A)   and Expi-     of            vative   vative      of Deri-    Ownership
   Secu-     Deri-       (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       vative      (Instr. 4)
   rity      vative      Day/                 of (D)         Date          lying         rity     rities      Security:
   (Instr.   Security    Year)                (Inst. 3,      (Month/       Securi-       (Instr.  Benefi-     Direct
   3)                                         4, and 5)      Day/          ties          5)       cially      (D) or
                                                             Year)         (Instr.                Owned       Indirect
                                                                           3 and 4)               at End      (I)
                                                                                                  of          (Instr.
                                                                                                  Month        4)
                                                                                                  (Instr.
                                                                                                  4)
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                                    Code V    (A)   (D)    Date    Expir- Title Amount
                                                           Exerci- ation        or
                                                           sable   Date         Number
                                                                                of
                                                                                Shares
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Stk Options                                                                Common
(1)          $4.00     12/1/00       A        25,000      12/1/00 11/30/05 Stock   25,000         25,000        D
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                                                                                                                      By Hull
                                                                                                                      Capital
                                                                                                                      Profit and
Stk Purch                                                                  Common                                     Duck
Wts          $5.85      4/00                               4/00    3/24/03 Stock   70,000         70,000        I     Partners, L.P.
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Stk Purch                                                                  Common                                     Hull Capital
Wts         $10.00      4/00                               4/00     4/4/03 Stock   50,000         50,000        I     Corp.
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                                                                                                                      By J. M. Hull
                                                                                                                      Assoc. L.P.
Stk Purch                                                                  Common                                     and Hull
Wts          $2.25      9/00                               9/00    9/15/03 Stock  448,895        448,895        I     Overseas, Ltd.
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Convertible                                                                                                           By J. M. Hull
Series C                                                                                                              Assoc. L.P.
Preferred                                                                  Common 897,790 $22,50  89,779        I     and Hull
Stock        $2.25                                         9/00      N/A   Stock                                      Overseas, Ltd.
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Explanation of Responses:

(1)  Options acquired from the Company




     /s/ J. Mitchell Hull                                     1-8-2001
     --------------------------------------          ---------------------------
     ** Signature of Reporting Person                            Date


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction 4(b)(v).

**    Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

                                                                                                                         Page 2 of 2
                                                                                                                     SEC 1475 (3-99)
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